UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).

1. Name and Address of Reporting Person

     Berman, Richard J.
     c/o Internet Commerce Corporation
     805 Third Avenue
     New York, NY  10022

2. Issuer Name and Ticker or Trading Symbol

   Internet Commerce Corporation ("ICCSA")

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year

   March, 2000

5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)

    Chairman

7. Individual or Joint/Group Filing (Check Applicable Line)

   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

-----------------------------------------------------------------------------------------------------------------------------------
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
-----------------------------------------------------------------------------------------------------------------------------------|
1. Title of Security     |2.      |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                         |  Transaction  |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                         |        |      |                                  |  Beneficially     |(D)or |                           |
                         |        |    | |                  | A/|           |  Owned at         |Indir |                           |
                         | Date   |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock (1) |July 1, | J  | |      77          | A |    N/A    |                   |  D   |                           |
                         | 1999   |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock (2) |July 26,| A  | |  38,750          | A |    N/A    |                   |  D   |                           |
                         | 1999   |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock (3) |Nov 22, | C  | |  10,000          | A |    N/A    |                   |  D   |                           |
                         | 1999   |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Class A Common Stock (4) |March 6,| X  | |  15,000          | A |   $2.50   |   63,827          |  D   |                           |
                         | 2000   |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|

Explanation of Responses:

(1) Received as a dividend on shares of Series A Preferred stock held by Mr. Berman.
(2) Received by Mr. Berman in lieu of salary as Chief Executive Officer for the period from September 15, 1998 through March 15, 1999.
(3) Received upon conversion of all of the shares of Series A Preferred Stock held by Mr. Berman.
(4)      Received upon exercise of all of the warrants held by Mr. Berman.

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.
* If the form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

                                                                          (Over)
                                                                 SEC 1474 (7-96)
                                                                     Page 1 of 2

-----------------------------------------------------------------------------------------------------------------------------------
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
-----------------------------------------------------------------------------------------------------------------------------------|
1.Title of Derivative |2.Con-  |3.    |4.   |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |      |     | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |      |     | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|      |     | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |      |     |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |      |     |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |      |   | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
-----------------------------------------------------------------------------------------------------------------------------------|
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Options|$2.50   |9/22/ | A | |      |250,000 |(1)  |1/31 |Class A     |250,000| $2.50 |  250,000   | D |            |
                      |        |2000  |   | |      |  (A)   |     |2006 |Common Stock|       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant               |$2.50   |7/16/ | P | |      | 15,000 |7/16/|7/15 |Class A     | 15,000| $2.50 |            | D |            |
                      |        |1998  |   | |      |  (A)   |1998 |2001 |Common Stock|       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Warrant (2)           |$2.50   |3/6/  | X | |      | 15,000 |N/A  |N/A  |  N/A       | N/A   | N/A   |     0      |N/A|            |
                      |        |2000  |   | |      |  (A)   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Preferred    |N/A     |4/20/ | J | |      |  50    |4/20/|N/A  |Class A     |10,000-| (3)   |            | D |            |
Stock (3)             |        |1999  |   | |      |  (A)   |1999 |     |Common Stock|16,667 |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Series A Preferred    |N/A     |11/22/| C | |      |  50    |N/A  |N/A  |  N/A       | N/A   | N/A   |     0      |N/A|            |
Stock                 |        |1999  |   | |      |  (D)   |     |     |            |       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|
Employee Stock Options|$12.00  |6/30/ | A | |      |100,000 |(4)  |6/29 |Class A     |100,000| $12.00|  100,000   | D |            |
                      |        |1999  |   | |      |  (A)   |     |2009 |Common Stock|       |       |            |   |            |
-----------------------------------------------------------------------------------------------------------------------------------|


Explanation of Responses:

(1) 83,334 of these stock options became exercisable on September 22, 1998, 33,334 of these stock options became exercisable on February 5, 1999 and 33,333 of these stock options became exercisable on each of April 21, 1999, April 29, 1999, November 26, 1999 and December 13, 1999.

(2) All of Mr. Berman's warrants were exercised for shares of Class A Common Stock on March 6, 2000.

(3)      Received upon exchange of notes held by Mr. Berman.

(4) 33,334 of these stock options became exercisable on June 30, 1999 and 33,333 each became exercisable after January 1, 2000 provided that the average closing bid price shall have exceeded $15.00 and $20.00, respectively, for five consecutive trading days. All of these options are currently exercisable.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                               /s/ Richard J. Berman
                                               --------------------------------
                                               ** Signature of Reporting Person


                                               April 11, 2000
                                               -----------------
                                               Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                 SEC 1474 (7-96)
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